VOIP, INC.
151 s. Wymore Road Suite 3000
Altamonte Springs, Florida 32714

September 28, 2006

VIA ELECTRONIC SUBMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VoIP, Inc. (the “Company”)
Registration Statement on Form S-1 Filed February 14, 2006 File No. 333-131827

Ladies and Gentlemen:

The Company hereby respectfully requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal by the Company of its Registrant's Registration Statement on Form S-1 filed with the Commission on February 14, 2006 (File No. 333-131827) (the "Registration Statement"). No securities were offered or sold pursuant to the Registration Statement.

The Company requests this withdrawal due to a change in circumstances in the Company’s business activities.

If you have any questions concerning this matter, please contact David B. Manno at (212) 981-6772.

Thank you for your assistance in this matter.

VOIP, INC.

By:	/s/ Anthony Cataldo
Anthony Cataldo
Chief Executive Officer